Patria Reports Second Quarter 2025 Earnings Results Grand Cayman, Cayman Islands, August 1, 2025 – Patria (Nasdaq:PAX) reported today its unaudited results for the second quarter ended June 30, 2025. The full detailed presentation of Patria's second quarter 2025 results can be accessed on the Shareholders section of Patria’s website at https://ir.patria.com/. Alex Saigh, Patria’s CEO, said: “In 2Q we made continued progress in leveraging and expanding the diversified platform we’ve built the past several years as fundraising was a solid $1.3 billion in the quarter, bringing our total fundraising over the first half of 2025 to ~$4.5 billion. Reflecting our strong fundraising momentum and confidence in our outlook, we now expect full-year fundraising to be 5%-10% higher than our initial $6 billion target. We also reported 2Q25 FRE of $46 million, or $0.29 per share, representing year-over-year growth of 17% and 11%, respectively. Also, FEAUM grew 6% sequentially and 20% year-over-year, and we generated over $600 million of organic net inflows. Over the first half of 2025 our annualized organic growth rate exceeded 8%. While a looming trade war and global economic concerns create potential headwinds, we believe we are well positioned to generate the $200 to $225 million of FRE we are targeting for 2025 as the increased diversification of our platform is paying off in terms of fundraising and profitable organic growth, enhancing our confidence in the three-year targets we introduced at our Investor Day back on December 9th.” Financial Highlights (reported in $ USD) IFRS results included $12.9 million of net income attributable to Patria in Q2 2025. Patria generated Fee Related Earnings of $46.1 million in Q2 2025, up 17% from $39.5 million in Q2 2024, with an FRE margin of 56.8%. Distributable Earnings were $38.8 million for Q2 2025, or $0.24 per share. Dividends Patria declared a quarterly dividend of $0.15 per share to record holders of common stock at the close of business on August 15th, 2025. This dividend will be paid on September 15th, 2025. Share Repurchase Program Patria’s board of directors has authorized a new share repurchase program. Under the repurchase program, Patria may repurchase up to 3 million of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning in August 2025 continuing until the earlier of the completion of the repurchase or August 2026, depending upon market conditions. Patria’s board of directors will review the repurchase program periodically and may authorize adjustments to its terms and size or suspend or discontinue the repurchase program. Such purchases may benefit from the safe harbors provided by Rule 10b-18 and/or Rule 10b5-1, promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. The actual timing, number and value of shares repurchased under the repurchase program will depend on several factors, including constraints specified in the Rule 10b-

18 and/or Rule 10b5-1, price, general business and market conditions, and alternative investment opportunities. The repurchase program does not obligate Patria to acquire any specific number of shares in any period, and may be expanded, extended, modified or discontinued at any time. Conference Call Patria will host its second quarter 2025 earnings conference call via public webcast on August 1st, 2025, at 9:00 a.m. ET. To register and join, please use the following link: https://edge.media-server.com/mmc/p/rpv5tvp5 For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ shortly after the call’s completion. About Patria Patria is a global alternative asset management firm focused on the mid-market segment, specializing in resilient sectors across select regions. We are a leading asset manager in Latin America and have a strong presence in Europe through our extensive network of General Partners relationships. Our on-the- ground presence combines investment leaders, sector experts, company managers, and strategic relationships, allowing us to identify compelling investment opportunities accessible only to those with local proficiency. With 37 years of experience and over $48 billion in assets under management, we believe we consistently deliver attractive returns through long-term investments, while promoting inclusive and sustainable development in the regions where we operate. Further information is available at www.patria.com. Asset Classes: Private Equity, Solutions (GPMS), Credit, Real Estate, Infrastructure, and Public Equities Main sectors: Agribusiness, Power & Energy, Healthcare, Logistics & Transportations, Food & Beverage and Digital & Tech Services Investment Regions: Latin America, Europe and the U.S. Forward-Looking Statements This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. Contact Patria Shareholder Relations E. PatriaShareholderRelations@patria.com T. +1 917 769 1611